EXHIBIT 99.21

NEWS RELEASE DATED JULY 8, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	8th July 2010

PHASE 2 DRILLING BY TASMAN INTERSECTS THICK INTERVALS OF HEAVY RARE EARTH ELEMENTS AND HIGHEST GRADES OF ZIRCONIUM AT NORRA KARR, SWEDEN

Including 43.7m averaging 0.70% TREO, 1.7% ZrO2 with 48.3% HREO

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF.  Mr Mark Saxon, President and CEO, is pleased to provide assay results from a further five (5) drill holes that test the Company’s 100% owned Norra Karr rare earth element (REE) – zirconium (Zr) project in Sweden.  All drill holes intersected REE-Zr mineralization, with mineralized widths in one hole exceeding 100m, and two holes terminating in mineralization at a vertical depth of approximately 110m.

This set of results are the first of the Phase 2 program as announced 31st March 2010, which was drilled immediately after Phase 1 due to the success of the initial drilling at Norra Karr.  Results from 20 drill holes have now been released, with these new drill holes located on two infill sections each spaced 200m from the sections previously reported.

A highlight of these new Norra Karr results is NKA10016 which lies on the southern infill section (see Figure 1 and new geological maps located on the Company’s website).  NKA10016 returned 43.7m at 0.70% TREO (total rare earth oxide), 1.7% ZrO2 (zirconium oxide), with 48.3% of the TREO being HREO (heavy rare earth oxide).  Furthermore, holes NKA10019 and NKA10020 are noteworthy for the thick intervals of high grade zirconium intersected, with 2.3% and 2.2% ZrO2 respectively over intervals greater than 60m.

Grades intersected thus far range up to 1.49% TREO and 4.2% ZrO2 and mineralized thicknesses up to 149.3m.  The high proportion of high value HREO previously intersected at Norra Karr has again persisted in these 5 holes, with HREO values from all 20 holes now ranging from 6.7% to 68.1% of the TREO and averaging 56.3%.  In order of decreasing abundance, the TREO at Norra Karr is comprised principally of Y (yttrium), Ce (cerium), Nd (neodymium), La (lanthanum) and Dy (dysprosium).

Of the current 5 holes reported, the first three lie on the southern infill section of drilling at approximately 80m spacing, (see Figure 1), with NKA10019 and NKA10020 lying on the western side of the northern infill section, again at 80m spacing.

The best results returned from holes 16 to 20, calculated using a lower cut-off of 0.2% TREO are:

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA10016	2.3	21.9	19.4 m	0.39	43.6	1.26
	52.4	149.7	97.3 m	0.50	50.3	1.43
including	72.8	118.5	43.7 m	0.70	48.3	1.69
NKA10017	24.6	78.3	53.7 m	0.44	52.3	1.36
including	31.0	47.4	16.4 m	0.71	45.4	1.63
NKA10018	2.7	28.3	25.6 m	0.36	50.7	1.25
NKA10019	85.5	* 149.5	64.0 m	0.47	63.6	2.32
including	92.1	99.9	7.8 m	0.71	61.1	2.33
		* mineralized to end of hole
NKA10020	31.2	* 149.4	118.1 m	0.39	64.2	2.22
including	83.9	92.4	8.5 m	0.73	73.3	3.02
* mineralized to end of hole

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

"Results from these 5 new holes at Norra Karr continue to be very encouraging and emphasize the tenor and scale of this exciting Scandinavian rare earth element and zirconium project” said Mark Saxon, Tasman’s President & CEO.  “We have recently completed a site visit with the renowned REE specialist Dr Tony Mariano whose guidance of our geologists will greatly facilitate our development of the project.  Dr Mariano was impressed both by the geological prospectivity of the project, and the abundant infrastructure including road and rail that lies in close proximity to the Norra Karr site.  Six drill holes now remain to be reported from the two infill drill sections, following which we will contract the calculation of the first mineral resource estimate for Norra Karr.”

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drilling appear associated with partially melted or pegmatitic intervals within the intrusion.  REE bearing minerals include eudialyte, catapleite, britholite, rosenbuschite, and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Previously reported drill holes, here with 0.2% TREO cut off

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA00901	0.8	40.6	39.8 m	0.34	56.2	1.36
including	33.9	38.8	4.9 m	0.59	39.9	1.20
NKA00902	0.5	113.6	113.1 m	0.42	57.6	1.57
including	0.5	23.5	23.0 m	0.57	50.8	1.96
including	35.5	45.5	10.0 m	0.79	57.9	2.03
NKA00903	3.0	* 146.1	143.1 m	0.47	49.5	1.38
including	16.6	95.4	78.8 m	0.56	45.0	1.59
NKA00904	2.5	* 151.8	149.3 m	0.61	45.8	1.69
				* mineralized to end of hole
NKA00905	8.45	* 152.1	149.3 m	0.65	55.7	2.10
including	43.3	152.1	108.1 m	0.74	52.9	2.10
				* mineralized to end of hole
NKA00906	75.5	* 150.4	74.9 m	0.48	60.4	1.82
including	110.5	* 150.4	39.1 m	0.62	58.3	1.87
				* mineralized to end of hole
NKA00907	42.4	102.0	56.9 m	0.35	64.6	1.94
including	88.3	96.3	8.0 m	0.49	66.5	2.23
	106.2	* 149.3	43.1 m	0.27	63.7	1.42
				* mineralized to end of hole
NKA00908	3.1	22.4	19.0 m	0.29	63.7	1.80
	28.4	52.9	25.0 m	0.33	63.2	1.81
	64.5	98.6	34.0 m	0.26	65.0	1.42
	113.0	139.7	27.0 m	0.28	61.3	1.17
NKA00909	22.4	44.7	22.0 m	0.25	63.6	1.27
NKA00910	4.4	66.5	62.1 m	0.81	56.0	1.72
NKA10011	11.8	19.5	7.7 m	0.66	51.8	1.51
	28.2	132.9	104.7 m	0.67	58.7	2.07
including	64.7	120.3	55.6 m	0.74	58.4	1.98

NKA10012	43.6	88.8	45.2 m	0.44	60.8	1.72
including	73.0	88.8	15.8 m	0.72	58.3	2.30
	103.5	121.7	18.2 m	0.57	47.4	1.47
	129.1	152.5*	23.4 m	0.34	61.1	2.11
				* mineralized to end of hole
NKA10013	125.6	135.6	10.0 m	0.31	48.6	0.88
NKA10014	2.6	106.2	103.6 m	0.60	54.2	1.81
		* mineralized to end of hole
NKA10015	5.9	24.0	18.1 m	0.67	54.1	1.56

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/. A recent interview with Tasman CEO Mark Saxon can be found at http://strategicmetalstocks.resourcestockdigest.com/featured_companies/tasman/index.php?&content_id=246

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Figure 1: Drillhole locations at the Norra Karr project, Sweden.